

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 12, 2025

Richard Horowitz, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

      Re: HPS Corporate Lending Fund, et al.; File No. 812-15658

Dear Mr. Horowitz:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on June 30, 2025, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

      Sincerely,

      /s/ Thomas M. Ahmadifar

      Thomas M. Ahmadifar
      Branch Chief

Copy to:
      Yoohyun K. Choi, HPS Advisors, LLC